UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Greif, Inc.

(Name of Issuer)

Class B Common Stock, without par value

(Title of Class of Securities)

397624 20 6

(CUSIP Number)

Joseph P. Boeckman, Esq.

Baker & Hostetler LLP

65 East State Street

Suite 2100

Columbus, Ohio 43215

(614) 228-1541

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

SCHEDULE 13D

(Amendment No.     )

CUSIP No. : 397624 20 6

(1)	Name of reporting person Virginia D. Ragan
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Citizen of the United States of America
(7)	Sole voting power 3,807,488 shares of Class B Common Stock (as of April 24, 2012)
(8)	Shared voting power -0-
(9)	Sole dispositive power 3,807,488 shares of Class B Common Stock (as of April 24, 2012)
(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 3,807,488 shares of Class B Common Stock (as of April 24, 2012)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 17.2%
(14)	Type of reporting person IN

ITEMS 1 THROUGH 7 OF

SCHEDULE 13D (AMENDMENT NO.     )

FOR VIRGINIA D. RAGAN

Background of Filing

This Schedule 13D (Amendment No.     ) (this “Schedule 13D”) is being filed solely on behalf of Virginia D. Ragan (“Ms. Ragan”). Previous to this filing, and since September 17, 2003, Ms. Ragan has filed Schedule 13Ds and amendments thereto jointly with other family members and family trusts. Ms. Ragan last filed a joint Schedule 13D/A on May 24, 2010. This Schedule 13D relates to the following transactions by Ms. Ragan with respect to the Class B Common Stock (as defined below) since May 24, 2010:

1.	On June 29, 2010, Ms. Ragan purchased 6,000 shares of Class B Common Stock in a private transaction.

2.	On January 5, 2011, grantor retained annuity trusts for the benefit of Ms. Ragan and her adult children made distributions of 84,369 shares of Class B Common Stock to her adult children. As a result, Ms. Ragan no longer beneficially owned those shares.

3.	On October 12, 2011, Ms. Ragan was elected president of a charitable foundation which owns 525,140 shares of Class B Common Stock. As president, Ms. Ragan has sole voting and investment authority with respect to these shares.

4.	On November 2, 2011, Ms. Ragan made a gift of 57,700 shares of Class B Common Stock to a family trust. Ms. Ragan is not the trustee of this family trust and has no voting or investment authority with respect to these shares. As a result, Ms. Ragan no longer beneficially owned those shares.

5.	On December 29, 2011, a new trustee was appointed to succeed Ms. Ragan and the other co-trustees of a family trust called the Nob Hill Trust. As of such date, the Nob Hill Trust owned 2,127,026 shares of Class B Common Stock. As a result, Ms. Ragan no longer beneficially owned those shares.

Item 1.	Security and Issuer

This Schedule 13D relates to the Class B Common Stock, without par value (the “Class B Common Stock”), of Greif, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 425 Winter Road, Delaware, Ohio 43015.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed on behalf of Ms. Ragan.

(b)	The business address for Ms. Ragan is 65 East State Street, Suite 2100, Columbus, Ohio 43215.

(c)	Present Principal Occupation or Employment of Ms. Ragan: Investor

(d)	Conviction in Criminal Proceedings: Ms. Ragan has not been, during the last five years, convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Party to Civil Proceeding: Ms. Ragan has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship of Ms. Ragan: United States of America

Item 3.	Source and Amount of Funds or Other Consideration

As trustee under her revocable, grantor retained annuity and family trusts, Ms. Ragan is the beneficial owner of 3,282,348 shares of Class B Common Stock. Ms. Ragan and these trusts acquired all of these shares by gift or for no consideration, except for 6,000 shares purchased in a private transaction on June 29, 2010.

As president of a charitable foundation, Ms. Ragan is the beneficial owner of the 525,140 shares of Class B Common Stock owned by this charitable foundation. The charitable foundation acquired all of these shares by gift.

Item 4.	Purpose of Transaction

Except as otherwise described in this Item 4, Ms. Ragan does not have any individual plans or proposals which relate to or would result in: (a) the acquisition or disposition of additional securities of the Company; (b) an extraordinary corporate transaction involving the Company and any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from the New York Stock Exchange; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

While Ms. Ragan has no current plans or proposals which relate to or would result in the acquisition or disposition of additional securities of the Company from third parties, from time to time Ms. Ragan may engage in transactions with other members of the Dempsey family or entities controlled by the Dempsey family (such as corporations, limited liability companies, partnerships and trusts) in which Ms. Ragan may acquire or dispose of shares of Class B Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a)	Ms. Ragan is the beneficial owner of 3,807,488 shares of Class B Common Stock representing 17.2% of the outstanding shares of Class B Common Stock.

(b)	Ms. Ragan has the sole power to vote and dispose of 3,807,488 shares of Class B Common Stock. Of these shares, 3,282, 348 shares are held in various trusts in which Ms. Ragan is the sole trustee and 525,140 shares are owned by a charitable foundation in which Ms. Ragan is the president.

(c)	No transactions in shares of Class B Common Stock were effected during the past 60 days by Ms. Ragan.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class B Common Stock beneficially owned by Ms. Ragan.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between Ms. Ragan and any other person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

April 24, 2012	/s/ Virginia D. Ragan
Virginia D. Ragan